Exhibit (a)(5)(E)

To:	All Employees
From:	John Short, VP Human Resources
Date:	April 8, 2022
Re:	Changes to the Huttig 401(k) and Employee Stock Purchase Program

As previously communicated by our President & CEO, Jon Vrabely, Huttig’s Board of Directors has approved an agreement providing for the sale of all outstanding shares of the Company to Woodgrain and the merger of the two companies. As part of the process to complete the sale of the company, we are required to make the following changes to the 401(k) retirement savings plan and the Employee Stock Purchase Plan:

1.

The HBP stock purchase investment option under the 401(k) plan (the HBP Stock Fund) is being suspended effective as of April 8, 2022 given the pending transaction. If you are currently purchasing Huttig stock as an investment option under the 401(K) plan, Empower (known previously as Prudential) will send you a direct correspondence, which will detail these changes. In short:

a.	You may change your investment election online at https://www.prudential.com/login/ or by calling Empower at 877-778-2100.

b.	If you do not make a change, contributions for all pay dates following the April 8 pay date will be redirected from your Huttig stock investment into your selected GoalMaker Fund.

i.

If you have elected to invest future deferrals of compensation in the HBP Stock Fund and you do not change that election, those future compensation deferrals that otherwise would have been invested in the HBP Stock Fund instead will be invested in the GoalMaker fund.

In addition, if you currently hold shares of HBP stock through the 401(k) plan’s HBP Stock Fund that are allocated to your 401(k) plan account, you may instruct Prudential, the plan trustee, to tender those shares pursuant to a tender offer, the terms and conditions of which are described in a separate letter that you will receive from Computershare.

2.

The Employee Stock Purchase Plan (ESPP) will also be suspended effective as of April 8, 2022 given the pending transaction. If you are currently participating in the ESPP, the April 8 pay date is the last date that accumulated payroll contributions to purchase stock will be processed pursuant to the ESPP. Effective as of April 8, no new participants may join the ESPP and any contribution elections for current participants will end automatically without the need to make any further election changes. If the pending transaction is consummated, it is anticipated that the ESPP will be terminated effective as of the closing of the transaction.

Thank you for your patience and understanding during this process.

Please call the Human Resources department with any questions or concerns.

555 Maryville University Drive; Suite 400     St. Louis, MO     63141